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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13E-3
                             TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                          KELLEY OIL & GAS CORPORATION
                                (Name of Issuer)
                          KELLEY OIL & GAS CORPORATION
                       (Name of Person Filing Statement)
              8 1/2% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2000
                       (Titles of Classes of Securities)

                                  487-736-AA8

                    (CUSIP Numbers of Classes of Securities)
                                JOHN F. BOOKOUT
                      CHAIRMAN OF THE BOARD, PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                          KELLEY OIL & GAS CORPORATION
                           601 JEFFERSON, SUITE 1100
                              HOUSTON, TEXAS 77002
                                 (713) 652-5200
  (Name, Address and Telephone Number of Person Authorized To Receive Notices
        and Communications On Behalf of the Person(s) Filing Statement)
                                With a Copy to:
                               CHARLES L. STRAUSS
                          FULBRIGHT & JAWORSKI L.L.P.
                           1301 MCKINNEY, SUITE 5100
                           HOUSTON, TEXAS 77010-3095
                                 (713) 651-5151
     This statement is filed in connection with (check the appropriate box):

     a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c.  [X] A tender offer.

     d.  [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
              ----------------------                              ----------------------
                    $15,845,040                                           $3,169

* For the purpose of calculating the filing fee only, this amount is based on the purchase of $26.9 million principal amount of the Company's 8 1/2% Convertible Subordinated Debentures due April 1, 2000, at an aggregate purchase price of approximately $15.8 million, plus accrued and unpaid interest thereon.

** The amount of the filing fee equals 1/50th of one percent (1%) of the value of the securities to be acquired.

   [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

   Amount Previously Paid: $3,169
   Form or Registration No.: Schedule 13E-4
   Filing Party: Kelley Oil & Gas Corporation
   Date Filed: April 19, 1999
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     This Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3")
relates to the offer by Kelley Oil & Gas Corporation, a Delaware corporation (the "Company"), to purchase up to $26.9 million principal amount of the Company's 8 1/2% Convertible Subordinated Debentures due April 1, 2000 (the "Securities"), at an aggregate purchase price of approximately $15.8 million, plus accrued and unpaid interest thereon to the date of repurchase, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 19, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"; the Offer to Purchase and the Letter of Transmittal, collectively, as amended or supplemented from time to time, the "Offer"). The Offer to Purchase and the Letter of Transmittal are incorporated herein as Exhibits (a)(1) and (a)(2) hereto. Certain information required to be reported in this Schedule 13E-3 is being incorporated by reference to a Schedule 13E-4 relating to the Offer and filed by the Company on April 19, 1999 (the "Schedule 13E-4").

ITEM 1. ISSUER AND CLASS OF SECURITIES SUBJECT TO THE TRANSACTION.

     (a) The issuer is Kelley Oil & Gas Corporation, a Delaware corporation, and the address of its principal executive offices is 601 Jefferson, Suite 1100, Houston, Texas 77002.

     (b) The securities that are the subject of the Offer are the Securities as defined above. The information set forth under the heading "Introduction" and "The Offer" in the Offer to Purchase is incorporated by reference herein.

     The Offer is for up to $26.9 million principal amount of the Securities, which constitutes all of the issued and outstanding Securities, at a cash purchase price of $590 per $1,000 principal amount of the Securities, representing an aggregate purchase price of up to approximately $15.8 million plus accrued and unpaid interest thereon to the date of repurchase. The Offer is being made to all holders of Securities. The Company is not aware of any of its directors, officers, or affiliates that will be tendering Securities pursuant to the Offer.

     (c) Information with respect to the principal market for, and the price range of, the Securities is set forth under the heading "Introduction" and "Price Range of Securities; Dividends" in the Offer to Purchase, which is incorporated by reference herein.

     (d) The Securities are not entitled to receive dividends.

     (e) Not applicable.

     (f) Not applicable (although the Company notes that some holders of the Securities have converted some of the Securities into the Company's Common Stock pursuant to the terms of the Securities).

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is filed by the Company, the issuer of the Securities.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The material terms of the Offer are described in the Offer to Purchase and the Letter of Transmittal, in particular in the Offer to Purchase under the heading "The Offer".

     (b) Not applicable.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     Other than as indicated in the Offer to Purchase the Company has no current plans or proposals that relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (c) any change in the present Board of Directors or

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management of the Company; (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (e) any other material change in the Company's corporate structure or business; (f) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (g) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) Information with respect to the source and amount of funds to be used for the purchase of Securities in the Offer is set forth under the heading "Introduction" in the Offer to Purchase and "Source and Amount of Funds" of the Offer to Purchase, which is incorporated by reference herein.

     (b) The Following is the Company's estimate of the expenses incurred in connection with the Offer;

Filing fees:................................................  $  3,169
Legal fees:.................................................  $ 50,000
Accounting fees:............................................  $ 30,000
Printing costs:.............................................  $100,000
Dealer Manager fees:........................................  $500,000
Information Agent fees:.....................................  $  5,000
Depositary fees:............................................  $  5,000

     The Company will be responsible for paying all such expenses.

     (c) Not applicable.

     (d) Not applicable.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a) Information with respect to the purpose of the Offer and the possible effects of the Offer is set forth under the heading "Introduction" and "Risk Factors" of the Offer to Purchase, which is incorporated by reference herein.

     (b) The Company has negotiated the Phillips Transaction and the Senior Secured Offering, each as described in the Offer to Purchase, in an effort to address its liquidity and debt covenant issues.

     (c) The reasons for the structure of the Offer and for undertaking the Offer at this time are described in the Offer to Purchase under the headings "Introduction -- Current Industry Conditions and Liquidity Concerns" and "Introduction -- Reasons for the Offer".

     (d) The effects of the Offer on the Company and the Holders is described in the Offer to Purchase under the headings "Risk Factors", "Unaudited Pro Forma Consolidated Financial Information", "Effects of the Offer on the Market for Securities; Registration Under the Exchange Act", and "Certain United States Federal Income Tax Consequences".

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a), (b) As described in the Offer to Purchase under the heading "Introduction -- Fairness of the Offer to Holders", the Company reasonably believes that the Offer is fair, from a financial view, to Holders. One director, Mr. John J. Conklin, Jr., did not vote on the Offer because Mr. Conklin was unable, for medical reasons, to participate in the meeting at which the Offer was approved.

     (c) The tender of approximately 90% of the principal amount of the Securities is a condition to the closing of the Offer.

     (d) The Company did not retain a representative to act on behalf of the Holders in connection with negotiating the Offer or prepare a report concerning the fairness of the Offer.

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     (e) The Offer was approved by a majority of the directors of the Company who are not employees of the Company.

     (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     In making its determination that the Offer is fair, from a financial view, to Holders of the Securities, the Board did not seek, nor did it receive, an opinion from an investment bank or other financial adviser or third party. The Offer was approved by the Board of Directors of the Company at a meeting held April 18, 1999.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any of its executive officers or directors or any associate of any of the foregoing has engaged in any transactions involving the Securities during the 40 business days prior to the date hereof. See "Interests of Directors and Officers; Transactions and Arrangements Concerning Securities" in the Offer to Purchase, which is incorporated by reference herein.

ITEM 11. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The Company is not a party to any contract, arrangement, understanding, or relationship relating directly or indirectly to the Offer with respect to any Securities of the Company.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) To the knowledge of the Company, no executive officer, director or affiliate of the Company holds any Securities.

     (b) To the knowledge of the Company, no executive officer, director or affiliate of the Company has made any recommendation in support of or opposed to the Offer.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

     (a) There are no appraisal rights with respect to the Offer.

     (b) Not applicable.

     (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

     The financial and pro forma financial information set forth in "Certain Information Concerning the Company" and "Annex F -- Financial Statements" in the Offer to Purchase is incorporated by reference herein.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The Company's Management has been involved in reviewing and determining the terms of the Offer and in preparing the documentation therefor. The Company expects to sell certain oil and gas assets to fund the Purchase Price as described in the Offer to Purchase.

     (b) Information with respect to persons employed, compensated, retained, or to be compensated by the Company to make the solicitations or recommendations in connection with the Offer is set forth in "Fees and Expenses" in the Offer to Purchase, which is incorporated by reference herein.

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ITEM 16. ADDITIONAL INFORMATION.

     The Offer to Purchase and Letters of Transmittal are incorporated in their entirety into this Schedule 13E-3.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

     Each of the following documents is being filed with the Schedule 13E-4 and is incorporated herein by reference.

     (d)  (1) Offer to Purchase dated April 19, 1999.

          (2) Form of Letter of Transmittal for the Securities dated April 19, 1999; together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

          (3) Form of Notice of Guaranteed Delivery for the Securities.

          (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees dated April 19, 1999 for the Securities.

          (5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees dated April 19, 1999 for the Securities.

          (6) Supplement to Offer to Purchase.

     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Dated April 19, 1999

                                            KELLEY OIL & GAS CORPORATION

                                            By:     /s/ RICK G. LESTER
                                              ----------------------------------
                                              Rick G. Lester,
                                              Chief Financial Officer

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